EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

Third 2022 interim dividend of €0.69/share, an increase of 5% compared to 2021, and announcement of the ex-dividend and payment dates of the special interim dividend of €1/share

The Board of Directors of TotalEnergies SE, meeting on October 26, 2022 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, declared the distribution of the third 2022 interim dividend at €0.69/share, equal to the first and second 2022 interim dividends and an increase of 5% from the interim and the final dividends paid for the 2021 financial year and sets the ex-dividend interim at €1/share. This increase is in line with the shareholder return policy for the financial year 2022 as announced during the investor day on September 28.

These interim dividends will be paid in cash exclusively, according to the following timetable:

	Ex-dividend date	Payment date
Special interim dividend
Shareholders	December 6, 2022	December 16, 2022
ADS holders	December 2, 2022	December 28, 2022
Third 2022 interim dividend
Shareholders	March 22, 2023	April 3, 2023
ADS holders	March 20, 2023	April 14, 2023

Brazil: TotalEnergies partners with Casa dos Ventos with the aim of jointly developing a 12 GW renewable energy portfolio

On October 26, 2022, TotalEnergies and Casa dos Ventos (CDV), Brazil's leading renewable energy developer, announced the creation of a 34%( TotalEnergies)/66%(CDV) joint venture with the aim of jointly developing, building and operating the renewable portfolio of Casa Dos Ventos.

This portfolio includes 700 MW of onshore wind capacity in operation, 1 GW of onshore wind under construction, 2.8 GW of onshore wind, and 1.6 GW of solar projects under development.

The newly formed joint venture is expected to have the right to acquire the current and new projects that are or will be developed by CDV as they reach the execution stage. The joint venture will thus be able to jointly foster its growth by accessing an additional portfolio of at least 6 GW, that CDV is expected to continue to expand.

TotalEnergies is expected to pay a cash consideration of $550 million (R$ 2,920 million) and up to $30 million (R$ 159 million) in earn-out to complete the acquisition. In addition, TotalEnergies will have the option to acquire an additional 15% equity share in the joint venture after 5 years.

TotalEnergies is expected to support the joint venture accelerating its growth due to its global presence in the Corporate PPA market, its purchasing power resulting from its worldwide size, its trading expertise well suited to the Brazilian merchant market and its strong balance sheet, allowing the joint venture to improve its financing cost. CDV, which has developed approximately 25% of the onshore wind assets in operation today in Brazil, aims to bring to the joint venture its knowledge of the Brazilian market and a very high-quality portfolio while shifting from a developer to a producer business model.

TotalEnergies reaches 500 MW of onsite B2B Solar Distributed Generation for the self-consumption of its Customers Worldwide

On October 25, 2022, TotalEnergies announced it reached the milestone of 500 MW of onsite business to business (B2B) solar distributed generation in operation. More than 300 sites of its industrial and commercial customers have been equipped with solar panels in Asia, the Middle East, Europe and the United States.

TotalEnergies sells to its B2B customers green electricity produced directly on their sites through long-term onsite Power Purchase Agreements (PPAs). It develops, finances, builds, and operates the solar installations on these roofs, carports, as well as on available industrial land.

These solar solutions may enable companies to produce clean energy directly at their sites and may benefit from savings on their current cost of electricity, as well as potentially enable them to reduce their carbon footprints.

Qatar: TotalEnergies announces the startup of Al Kharsaah (800 megawatts peak (MWp)), one of the largest solar power plants in the Middle East

On October 18, 2022, the Al Kharsaah solar power plant developed by TotalEnergies and its partners QatarEnergy and Marubeni was inaugurated by His Highness Sheikh Tamim bin Hamad Al Thani.

The ceremony marked the completion of the construction works and the startup of the plant, which is connected to the national grid.

Located 80 km West of Doha, the Al Kharsaah plant is one of the first large scale photovoltaic plant in Qatar with 800 MWp installed solar capacity. The plant was constructed on a 1,000-hectare terrain, equivalent to approximately 1,400 football pitches, and integrates 2 million high-efficiency bifacial modules mounted on single-axis trackers. These panels, equipped with photovoltaic cells on the front and back, capture the sun's direct rays on one side, and capture the rays reflected on the ground thanks to the other side, thus aiming to optimize electricity production.

Al Kharsaah is expected to supply 10% of the country's peak power consumption and is expected to avoid 26 million tons of CO2 emissions during its lifetime.

The power plant has been developed and is operated by Siraj 1, which is jointly owned 40% by the Consortium formed by TotalEnergies (49%) and Marubeni (51%) and 60% by QatarEnergy Renewable Solutions. The project includes a 25-year Power Purchase Agreement between Siraj 1 and the power grid operator Kahramaa.

The inauguration of the Al Kharsaah plant follows the recent selection of TotalEnergies as QatarEnergy's first international partner for the North Field East (NFE) and North Field South (NFS) liquefied natural gas (LNG) projects.

Duty of Vigilance: TotalEnergies Regrets NGOs' Refusal of the Mediation Process Proposed by the Paris Civil Court

On October 12, 2022, in connection with the hearings scheduled before the Paris Civil court, TotalEnergies regrets that the NGOs involved in the proceedings have refused to participate in the mediation process proposed by the court and accepted by TotalEnergies. Following this refusal, the court decided that the pleadings would take place on December 7, 2022.

In October 2019, some NGOs brought proceedings against TotalEnergies SE in the Nanterre Civil court based on France's "duty of vigilance" law, claiming that the Company had insufficiently identified and managed the social and environmental impacts of the Tilenga and EACOP projects in Uganda and Tanzania. France's "duty of vigilance" law, which came into effect in 2017, requires companies of a certain size to publish in their management report a vigilance plan on the reasonable measures taken to identify risks and prevent potential serious violations of human rights and fundamental freedoms, human and environmental health and safety, not only in relation to the company's own activities but also those of its subcontractors and suppliers with whom it has an established commercial relationship.

The mediation process proposed by the court and accepted by TotalEnergies could have provided an opportunity to initiate a constructive dialogue with the NGOs that brought the proceedings, similar to the dialogue that TotalEnergies affiliates in Uganda and Tanzania have maintained with the majority of local associations since the projects began.

TotalEnergies regrets this refusal by the NGOs party to the proceedings and now intends to argue before the court that its vigilance plan has been implemented effectively and that it has properly checked that its Ugandan and Tanzanian affiliates have applied the appropriate action plans to respect the rights of local communities and ensure respect for biodiversity, within the framework of National Interest Projects decided by the governments of Uganda and Tanzania.

In this respect, the TotalEnergies affiliates involved in the projects commissioned third-party experts to monitor the situations of the people affected by the project. Their feedback is the following:

Payment of compensation:

•	The Tilenga project in Uganda concerns 4,929 households:

o	92% of compensation agreements have been signed,
o	88% of compensation has been paid.

•	The EACOP project in Uganda concerns 3,648 households:

o	74% of compensation agreements have been signed.
o	Almost 60% of people have received their compensation.

•	The EACOP project in Tanzania, where the process began later, concerns 9,510 households:
•	67% have signed the compensation agreement,
•	15% have received their compensation to date.

In cases where payment has not been received, the members of the households concerned continue to access and enjoy full disposal of their homes and the land, which belongs to them or which they farm.

Households whose main residence is affected:

•	For the two projects, 723 households, numbering some 5,000 people, will be relocated.
•	All the households concerned continue to live on their land and to farm it until they have received the full amount of their compensation, at which time they will be relocated.

Societal measures implemented:

•	In addition to the compensation agreed, additional measures will be implemented with the aim of promoting employment, education, and women’s rights.
•	Along with the other aspects of the project, TotalEnergies adheres strictly to local regulations and international standards (IFC).

Households in the field:

•	The people concerned by the projects are expected to be monitored for at least three years. An annual survey of the people concerned by the Tilenga project who have received cash compensation, carried out by a third party, showed that:

o	70% of respondents said that their life had improved since receiving their compensation,
o	and 28% said that their life was unchanged.

The preservation of biodiversity:

•	Within the framework of these two projects, and in line with its biodiversity commitments, TotalEnergies SE has undertaken to implement action plans designed to achieve a net positive impact on biodiversity.

•	For the Tilenga project, for example:

o	The footprint of the facilities in the Murchison Falls National Park has been minimized to less than 0,03% of its surface.

o	1,000 hectares of forest are expected to be restored to allow chimpanzees to move freely,

o	10,000 hectares of forest are expected to be preserved,
o	a program is being designed that aims to increase the population of lions and elephants in Murchison Falls National Park by 25%,
o	a project is being designed with the aim of reintroducing iconic species, such as the black rhinoceros.

Decarbonizing Heavy Industry: TotalEnergies and Holcim Join Forces to Study Solutions for a Carbon-Free Cement Plant in Belgium

On October 4, 2022, TotalEnergies and Holcim in Belgium signed a Memorandum of Understanding (MoU) to work together on the full decarbonization of a cement production facility being upgraded by Holcim in Obourg, Belgium. Various energies and technologies are expected to be assessed for the efficient carbon capture, utilization, and sequestration (CCUS) of approximately 1.3 million metric tons of CO2 emitted by the facility every year.

Each partner is expected to contribute its best-in-class technologies and its know-how to explore and develop the project.

TotalEnergies is expected to assess the development of renewable projects to power a new electrolyzer, which would generate the green hydrogen needed to produce e-fuels. This new renewable energy production capacity could also power Holcim’s new oxyfuel kiln, thus contributing to the decarbonization of the cement plant. Finally, the oxygen emitted by the electrolyzer is expected to be used to fuel the new kiln.

Grandpuits Zero-Crude Platform: TotalEnergies and SARIA Join Forces to Produce Sustainable Aviation Fuels

On September 26, 2022, TotalEnergies and SARIA, a prominent player on the European market for the collection and valorization of organic materials into sustainable products, have concluded an agreement to develop sustainable aviation fuel (SAF) production on the Grandpuits (Seine-et-Marne) zero-crude platform.

This agreement is a step in securing feedstock supply (used cooking oils and animal fats) eligible to produce SAF and is expected to enable the SAF production capacity to reach approximately 210,000 tons per year, 25% higher than the estimation foreseen in the initial project announced in 2020.

Under this agreement, TotalEnergies will take 50% of a production activity of SARIA, that will supply animal fat esters to Grandpuits. Pursuant to this same agreement, SARIA will take an equivalent stake in the biofuels business of the Grandpuits biorefinery, which will remain operated by TotalEnergies. SARIA will also directly supply used cooking oils.

The project is subject to the legal process for notifying and consulting TotalEnergies’ employee representatives and the approval of the competent authorities.

Qatar: TotalEnergies Selected as QatarEnergy’s First Partner in the North Field South LNG project

On September 24, 2022, following its selection as the first partner for the expected 32 million ton per annum (Mtpa) North Field East (NFE) liquefied natural gas (LNG) project, TotalEnergies has been selected as the first international partner in the 16 Mtpa North Field South (NFS) LNG project. Pursuant to the agreement, TotalEnergies will obtain a 9.375% participating interest in the NFS project – out of a total 25% interest available for international partners – while the national company QatarEnergy will hold the remaining 75%.

Through its combined participating interests in NFE (6.25%) and NFS, TotalEnergies is expected to add approximately 3.5 Mtpa of LNG production to its worldwide LNG portfolio by 2028.

Together, NFE and NFS form the North Field Expansion project with the aim of increasing LNG production from the North Field, adding approximately 48 Mtpa to Qatar’s export capacity and bringing it to approximately 126 Mtpa by 2028. NFS is expected to benefit from synergies with NFE, expecting to be a cost-competitive LNG project.

Just like NFE, NFS intends to apply standards to reduce the intensity of its GHG emissions. Native CO2 from natural gas production would be captured and sequestered, and the plant is expected to be connected to Qatar’s electrical grid, which ought to supply it with a portion of renewable electricity - in line with Qatar’s climate ambitions – thanks to the 800 MWp Al Kharsaah solar power plant project in partnership with TotalEnergies as well as QatarEnergy’s new solar power plant, currently under construction in Ras Laffan with TotalEnergies’ support.

Argentina: Launch of the Fenix Offshore Gas Project

On September 19, 2022, TotalEnergies announced the approval of the final investment decision for the Fenix gas development, located 60 km off the coast of Tierra del Fuego in southern Argentina.

Through its Total Austral affiliate, TotalEnergies operates the project with a 37.5% interest, in partnership with WintershallDea (37.5%) and Pan American Sur (25%).

The Fenix field will be developed through three horizontal wells, drilled from a new unmanned platform in 70 meters water depth. The gas is expected to be transported through a 35 km pipeline to the TotalEnergies-operated Véga Pleyade platform and treated onshore at the Rio Cullen and Cañadon Alfa plants, also operated by the Company. At production start-up, expected early 2025, Fenix is expected to produce 10 million cubic meters per day of natural gas (70,000 barrels of oil equivalent per day). This development represents an investment of approximately $706 million.

On April 18, 2022, the national authorities granted the CMA-1 concession, including Fenix, an extension for 10 years until April 30, 2041. As a new gas project in Tierra del Fuego, the national authorities also granted Fenix the benefits provided for under Law 19640’s special tax regime.

Oman: TotalEnergies signs Exploration and Production Sharing Agreement for onshore Block 11

On September 16, 2022, TotalEnergies announced that it signed, along with its partners, an Exploration and Production Sharing Agreement (EPSA) with the Ministry of Energy and Minerals (MEM) of the Sultanate of Oman in the onshore Block 11. The first stage of the EPSA activities is expected to see seismic acquisition in late 2022, with a first exploration well planned to be drilled in 2023.

TotalEnergies will hold a 22.5% interest in the block, OQ 10% and Shell with 67.5% will be the operator. Block 11 is expected to contain undeveloped discoveries and exploration potential.

Iraq: TotalEnergies sells its non-operated interest in the Sarsang oil field

On September 15, 2022, TotalEnergies announced the completion of the divestment of its 18% interest in the onshore Sarsang oil field in the Kurdistan region of Iraq, to ShaMaran Petroleum Corp., a company listed in Canada and Sweden and focused on oil exploration and development in Kurdistan, for a firm consideration of $155 million. An additional contingent consideration of $15 million is payable in the future depending on production and oil prices.

The Sarsang field, discovered in 2011, is operated by HKN Energy Ltd (62%), with the Kurdistan Regional Government (KRG) owning a 20% interest. TotalEnergies' share of production was around 3,500 barrels per day in 2021.

Research: TotalEnergies and the Technical University of Denmark create a center of excellence in decarbonized energies

On September 13, 2022, TotalEnergies announced that during a trip to Denmark, Patrick Pouyanné , Chairman and CEO, signed an agreement with the President of the Technical University of Denmark (DTU) for the creation of the DTU-TotalEnergies Excellence Center of Clean Energy. This advanced research center aims to focus on developing reliable, profitable, and low-emission energy solutions that ought to reduce the intermittence of renewables and accelerate the decarbonization of industrial facilities.

Located at the Risø campus, to the west of Copenhagen, the new center will be housed on the premises of the DTU, which is recognized in particular for its advanced research into offshore wind energy. The creation of this center is expected to pave the way for synergies with TotalEnergies, which has already established a global portfolio of offshore wind farms with total capacity of over 11 gigawatts (GW) (3/4 fixed and 1/4 floating).

The DTU-TotalEnergies Excellence Center of Clean Energy consists of three primary aspirations:

•	The construction of a next-generation hybrid electric platform. This pilot scheme at the Risø power plant aims to test different systems to optimize the production of wind energy with battery storage systems and the production of green hydrogen. The scientific data from the pilot scheme will then be used for research programs.
•	Multi-energy training for employees. Training is an essential driver for TotalEnergies’ successful transformation into a multi-energy company. The DTU aims to provide training for employees, with online masterclasses and specially designed courses on electricity and clean energy.
•	Research partnerships. TotalEnergies plans to have its own researchers and engineers work with the DTU's teaching staff, researchers, and students on research programs for the joint development of technological solutions, with a focus on next-generation wind technologies and floating wind farms.

Belgium: TotalEnergies selected to install 4,400 EV charging stations for electric vehicles in Flanders

On August 31, 2022, TotalEnergies announced that, on the recommendation of the Department of Mobility and Public Works of the Flemish Region, the Flemish government tasked TotalEnergies with the installation and commercial operation of a charging service for electric vehicles in the West Flanders (Westhoek, Kortrijk and Bruges) and Flemish Brabant (Brussels Periphery, Leuven) regions. TotalEnergies intends to install up to 4,400 public charge points over the next two years. The new 22 kilovolt-ampere (kVA) charging stations are expected to be operated under the TotalEnergies brand for a period of twelve years and are meant to be supplied with 100% renewable electricity generated by offshore wind power in the North Sea off the coast of Belgium.

In order to enable TotalEnergies and its various partners (Fluvius, road infrastructure managers, etc.) to more effectively process the requests for charge points’ installation users and local municipalities, the Department of Mobility and Public Works developed a collaborative internet platform that will make it possible to install charging stations as of September 2022. This concession is part of Flanders' many initiatives to promote the electrification of the vehicle fleet, including a target of 35,000 installed charge points by 2025.

TotalEnergies is also developing an offer of High-Power Charging service (HPC - up to 350 kW) for major roads and motorways at its service stations and is proposing to install charge points across the country for professionals and individuals to whom it supplies electricity.

Norway: Northern Lights project signs commercial agreement on cross-border CO2 transport and storage

On August 29, 2022, TotalEnergies announced the signature of a commercial agreement between Northern Lights and Yara to transport and store CO2 captured from Yara Sluiskil, an ammonia and fertilizer plant in the Netherlands.

From early 2025, an estimated 800,000 tons of CO2 per year is expected to be captured, compressed, and liquefied in the Netherlands and then transported to the Northern Lights site to be permanently stored in geological layers approximately 2,600 meters under the seabed off the coast of Øygarden, in Norway.

This agreement is expected to be a major milestone in the decarbonization of heavy industry in Europe, aiming to pave the way for international CO2 transport and storage as a service. It intends to set a new standard for European industrial companies looking to use Northern Lights solutions as part of their decarbonization strategies.

Russia

On July 18, 2022, TotalEnergies agreed to sell to Novatek TotalEnergies' 49% interest in Terneftegaz, which operates the Termokarstovoye gas and condensates field in Russia, in economic terms enabling TotalEnergies to recover the outstanding amounts invested in the field. TotalEnergies has been a minority shareholder (49% interest) of Terneftegaz since December 2009 alongside Novatek (51% interest). Novatek is a non-State-owned Russian company that has partnered with TotalEnergies on several projects and in which TotalEnergies holds a minority 19.4% interest. TotalEnergies does not operate Terneftegaz's facilities. They are operated by Novatek staff within Terneftegaz. Terneftegaz self-finances its operations. TotalEnergies SE has not provided any capital to Terneftegaz since 2015 and it has not received any dividend from Terneftegaz since February 2022.

All of the gas condensate produced by Terneftegaz is sold to Novatek, in accordance with the contracts put in place since the beginning of the project. Novatek uses these condensates, along with crude and condensate from its other sources, to supply a wholly-owned refinery, the output of which it sells independently. TotalEnergies does not take part in Novatek's decisions concerning the processing and sale of condensate.

Under the Terneftegaz framework agreements, all gas and liquids produced are sold to Novatek, an independent non-State-owned company. These products are entered into Novatek's general input stream and are processed and sold together with its other oil and condensate output. Terneftegaz's production represents 7% of Novatek's marketed volume. Novatek refines all of its liquid feedstock (including gas condensate) in a refinery it owns in Russia to make fuel that it sells on the Russian market. TotalEnergies has neither information on nor control over the sales made independently by Novatek on the Russian market.

Pursuant to Russian regulations, a request to authorize this transaction was addressed to the Russian authorities on August 8, 2022. On August 25, 2022, Russian authorities issued their agreement to the proposed sale. As a result, on August 26, 2022, TotalEnergies and Novatek signed the final sale and purchase agreement of TotalEnergies’ 49% interest in Terneftegaz. Closing happened in September 2022, subject to customary conditions.

Terneftegaz's gas condensate is a co-product of natural gas production. Since the divestment of its stake in the Kharyaga oil field, TotalEnergies' interests in Russia have mainly focused on the production of liquefied natural gas for export via Yamal LNG. These activities are not targeted by European sanctions.

TotalEnergies has three long-term contracts for the purchase of liquefied natural gas. Two were signed between TotalEnergies and Yamal LNG, a non-State-owned company held by Novatek, itself an independent non-State-owned company, PetroChina and TotalEnergies. The third was signed between TotalEnergies and Novatek. The Russian authorities are not a party to these contracts.

The force majeure clauses that are usually included in contracts apply when exceptional events arise, such as a war or economic sanctions, and when these events directly affect the obligations of the parties to the contract. As things stand today, with the situation created by the war conducted by Russia in Ukraine and the absence of sanctions by the European Union, neither Yamal LNG's obligations as seller nor TotalEnergies' obligations as buyer are directly affected since Yamal LNG is still able to produce LNG and TotalEnergies is not legally barred from buying it.

On July 6, 2022, in line with its principles of conduct for Russian related business published in March 2022, TotalEnergies announced the sale of its remaining 20% interest in the Kharyaga oil project to Zarubezhneft. This transfer was finalized on August 3, 2022.

Australia: TotalEnergies, INPEX and Woodside joined forces to develop a major offshore CO2 sequestration project

On August 24, 2022, TotalEnergies announced that the Bonaparte CCS Assessment joint venture between TotalEnergies (26%), INPEX (53%, Operator) and Woodside (21%) was awarded a Greenhouse Gas Storage Assessment Permit, off the northwest coast of Australia, to carry out evaluation and appraisal work on block G-7-AP, which is considered a promising area for geological storage of CO2 . Appraisal work is expected to begin in 2023.

In aiming to enable permanent CO2 sequestration in the region, this project complements existing solutions to avoid and reduce greenhouse gas emissions from Ichthys LNG, a nearby natural gas liquefaction and export terminal of which TotalEnergies (26%) is a founding partner. The project’s objective is also consistent with TotalEnergies' initiatives intended to promote and develop CCS (carbon capture and storage).

Scotland: First power generation at one of Scotland’s largest offshore wind farms

On August 23, 2022, TotalEnergies and its partner SSE Renewables announced the first power generation from the Seagreen offshore wind farm, 27 km off the coast of Angus in Scotland.

The first turbine of a total of 114, was commissioned in the early hours of Monday morning. The aim is for the 1,075 megawatts (MW) farm to be fully operational by the first half of 2023. The $4.3 billion Seagreen project will be one of Scotland’s largest offshore wind farms and one of the world’s deepest fixed bottom wind farms, as it is being developed in 59 meters of water depth.

TotalEnergies entered into an agreement with SSE Renewables to acquire a 51% stake in the Seagreen project in June 2020. Seagreen has a capacity of 1,075 MW.

When fully operational, the site is expected to produce around 5 terawatt hours (TWh) of renewable electricity per year, enough to power an estimated equivalent of 1.6 million households.

Cyprus: Offshore gas discovery in Block 6

On August 22, 2022, TotalEnergies announced that TotalEnergies and Eni (operator) made a gas discovery at the Cronos-1 well, in Block 6, offshore Cyprus. This discovery follows the Calypso1 discovery made on the same Block in 2018.

Located at approximately 160 km southwest of the Cyprus coast, Cronos-1 encountered several carbonate reservoir intervals.

The drilling of another exploration well on Block 6 is planned, in order to investigate significant additional resource upside and to evaluate the best development options.

TotalEnergies holds a 50% interest in Block 6, where Eni is the operator (50%). In Cyprus, TotalEnergies is also present in offshore Block 11 (50%, operator), 7 (50%, operator), 2 (20%), 3 (30%), 8 (40%) and 9 (20%).

Floating Offshore Wind in France: TotalEnergies, Corio Generation and Qair join forces to bid for Mediterranean tender

On August 3, 2022, TotalEnergies announced that a consortium of TotalEnergies, Corio Generation and Qair had been pre-selected by the French Directorate General for Energy and Climate (DGEC) to participate in a competitive tender to develop two floating windfarms in the Mediterranean Sea.

The two projects of about 250 MW each could supply enough clean energy to meet the annual electricity consumption of almost one million people.

The partners intend to support the development of a local Mediterranean industrial value chain for offshore wind power. To this end, the consortium plans to consult regional stakeholders, promote the local economy and ensure communities benefit from employment opportunities.

TotalEnergies and ADNOC partner in fuel distribution in Egypt

On July 29, 2022, TotalEnergies announced that the partnership between TotalEnergies and ADNOC was further strengthened following the signing by ADNOC Distribution of an agreement to acquire a 50% stake in TotalEnergies Marketing Egypt LLC for a consideration of approximately $200 million. This new transaction follows the signing of the strategic partnership agreement signed by TotalEnergies and ADNOC on the occasion of the state visit in Paris of His Highness Sheikh, Mohamed bin Zayed Al Nahyan, President of the United Arab Emirates.

Established in 1998, TotalEnergies Egypt operates about 7% of service stations in Egypt. The contemplated partnership between TotalEnergies and ADNOC Distribution includes a portfolio comprising 240 fuel retail stations, as well as wholesale fuel activities, an aviation fuel business, and lubricants sales.

The acquisition is expected to be completed in the first quarter 2023, pending satisfaction of certain conditions, including customary regulatory approvals.

Angola: TotalEnergies rolls out its multi-energy strategy by launching three projects in oil, gas and solar energy

On July 28, 2022, as part of the rollout of its multi-energy strategy in Angola, TotalEnergies announced the launch of the Begonia oil field, and Quiluma and Maboqueiro gas fields developments, as well as its first photovoltaic project in the country, with an estimated capacity of 35 megawatts peak (MWp) and the possibility of adding 45 MWp in a second phase.

Begonia, the first development on Block 17/06

TotalEnergies announced the final investment decision for Begonia, the first development of block 17/06, located 150 km off the Angolan coast, in agreement with concession holder Agência Nacional de Petróleo, Gás e Biocombustíveis (ANPG) and its partners on Block 17/06. The Begonia development consists of five wells tied back to the Pazflor FPSO (floating production, storage and offloading unit), already in operation on Block 17. After commissioning, expected in late 2024, it is expected to add 30,000 barrels a day to the FPSO's production.

After CLOV Phase 3, another satellite project that produces 30,000 barrels a day and was launched on Block 17 in June 2022, Begonia is the second TotalEnergies-operated project in Angola to use a standardized subsea production system, and is estimated to save up to 20% on costs and to shorten lead times for equipment delivery.

The project represents an investment of $850 million and 1.3 million man-hours of work, 70% of which is expected to be carried out in Angola.

Quiluma and Maboqueiro, Angola's first non-associated natural gas projects

TotalEnergies also announced the final investment decision for the “Non-Associated Gas 1” (NAG1) project, in which the Company holds an 11.8% interest alongside its partners, Eni (operator with 25.6%), Chevron (31%), Sonangol P&P (19.8%) and bp (11.8%).

NAG1 is one of the first non-associated natural gas projects developed in Angola. Gas produced from the Quiluma and Maboqueiro offshore fields is expected to supply the Angola LNG plant, with the aim of improving Angola's LNG production capacity and the availability of domestic gas for the country's industrial development. Production is scheduled to start in mid-2026.

Quilemba, Angola's first TotalEnergies solar plant

TotalEnergies, alongside the Ministry of Energy and Water and its partners Sonangol and Greentech, was also awarded by the Angolan authorities the concession for the construction of the Quilemba photovoltaic plant, with an estimated initial capacity of 35 MWp and the possibility of adding 45 MWp in a second phase. The plant will be located in the southern city of Lubango and should come on stream at the end of 2023. It is expected to contribute to the decarbonization of Angola’s energy mix and, through a fixed-price Power Purchase Agreement (PPA), deliver significant savings for the Angolan government compared to the fuel used in existing power plants. TotalEnergies holds a 51% interest in Quilemba solar, alongside affiliates of Sonangol EP (30%), and Angola Environment Technology (Greentech, 19%).

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2021.